Filed by Hecla Mining Company pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934

Subject Company: Revett Mining Company, Inc.

Registration Statement No. 333- 203533

On May 7, 2015, Hecla Mining Company issued a news release containing its first quarter 2015 financial results. In that release, Hecla included the following statements regarding its previously announced proposed acquisition of Revett Mining Company, Inc.:

●	FIRST QUARTER 2015 HIGHLIGHTS AND SIGNIFICANT ITEMS

o	Entered into an agreement to acquire Revett Mining Company on March 27, 2015 for approximately $20 million of stock.

●	Phillips S. Baker Jr., Hecla's President and CEO, stated as follows:

o	“And finally, we could see significant silver production from Revett's Rock Creek Project in 10-15 years."

●

On March 27, 2015 Hecla reached an agreement to acquire Revett Mining Company in the form of a merger valued at approximately $20 million, with the transaction expected to close late in the second quarter. The proposed merger is subject to approval by Revett's stockholders and to the satisfaction of other closing conditions contained in the merger agreement. Upon completion of the merger, Hecla would expect to continue to advance permitting of the Rock Creek project. Located in northwest Montana, Rock Creek is considered one of the largest undeveloped silver and copper deposits in North America. The project is approximately 50 miles north of Hecla’s Lucky Friday Mine in Idaho. A Supplemental Environmental Impact Statement (SEIS) is in process and the U.S. Forest Service schedule indicates that the SEIS will be issued later this year for public comment.

Also on May 7, 2015, Hecla posted to its website slides that accompanied the conference call and webcast held at 10:00 a.m. Eastern Time on May 7 to discuss its first quarter 2015 financial results. Those slides included the following statement regarding its previously announced proposed acquisition of Revett (and its Rock Creek project):

As previously reported, Revett and Hecla (and Hecla’s wholly-owned merger subsidiary, RHL Holdings, Inc.) have entered into an agreement and plan of merger pursuant to which Hecla will acquire Revett. Hecla has filed a registration statement on Form S-4 with the SEC that constitutes both the Revett proxy statement and a prospectus of Hecla. Revett and Hecla plan to mail the proxy statement/prospectus on or about May 8, 2015 to Revett's stockholders of record on May 4, 2015. The special meeting of Revett stockholders to vote on the proposed merger has been scheduled for June 12, 2015.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HECLA, REVETT, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Hecla and Revett through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed by Hecla with the SEC by contacting Hecla’s Investor Relations department at Hecla Mining Company; Investor Relations; 1-800-HECLA91 (1-800-432-5291); hmc-info@hecla-mining.com., and will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed by Revett by contacting Revett Investor Relations at 509-921-2294 or by calling 1 866 921 2294.

Hecla and Revett and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Revett in respect of the transaction described the Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Revett in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Hecla’s directors and executive officers is contained in Hecla’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated April 8, 2014, which are filed with the SEC. Information regarding Revett’s directors and executive officers is contained in Revett’s Annual Report on Form 10-K for the year ended December 31, 2013 and its Proxy Statement on Schedule 14A, dated May 6, 2014, which are filed with the SEC.

Cautionary Statements to Investors on Forward-Looking Statements

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. Such forward-looking statements include: (i) the expected completion of the Revett acquisition late in the second quarter of 2015, (ii) Hecla could see significant silver production from Revett's Rock Creek Project in 10-15 years, (iii) upon completion of the merger, Hecla would expect to continue to advance permitting of the Rock Creek project, (iv) the U.S. Forest Service schedule indicates that the SEIS will be issued later this year for public comment, and (v) Rock Creek has the potential to be a large, long-life silver mine for Hecla in the future.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The factors that could cause actual results to differ materially from those projected in the forward-looking statements include but are not limited to: (i) Hecla and Revett’s ability to complete the proposed transaction, (ii) Hecla’s ability to obtain permits for the Rock Creek project, (iii) Hecla’s ability to successfully develop and operate Rock Creek as a mine, and (iv) the amount of ore that may actually be contained in the Rock Creek project, and its ability to be economically and legally mined.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on forward-looking statements.

Projections and other forward-looking statements included in this prospectus have been prepared based on assumptions, which Hecla believes to be reasonable, but not in accordance with United States generally accepted accounting principles (“GAAP”) or any guidelines of the SEC. Actual results may vary, perhaps materially. You are strongly cautioned not to place undue reliance on such projections and other forward-looking statements. All subsequent written and oral forward-looking statements attributable to Hecla or to persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by federal securities laws, Hecla disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.